VIA EDGAR FILING

                                                                                                                        September 17, 2013

David R. Humphrey

Accounting Branch Chief

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:

Reading International, Inc.

Form 10-K for the year ended December 31, 2012

            Filed March 19, 2013

            File No. 001-08625

Dear Mr. Humphrey,

            Thank you for your letter dated September 5, 2013.  We appreciate the opportunity to elaborate on our Year Ended December 31, 2012 Form 10-K filing.  While we continue to believe that we have made full and complete disclosure to our shareholders, we have endeavored to address the issues you have noted in your letter.  We feel that based on the responses provided in this letter, we have met the goal stated in your letter of September 5, 2013 of enhancing the overall disclosure of our filing.

            This letter sets forth our responses to your letter.  We have reproduced below in bold face and italics the text of your comments, followed by our responses in bold face and our suggested, future changes to our annual reports in regular text.  Suggested future changes to our annual report filed on Form 10-K are highlighted in yellow.  The numbered paragraphs below correspond to the numbered paragraphs in your letter.

Form 10-K

Item 7. Management’s Discussion and Analysis, page 32

Critical Accounting Policies and Estimates. Page 35

Earnings per Share, page 64

1.

We note that you recognized impairment charges of $1.5 million, $369,000 and $2.2 million for the years ended December 31, 2012, 2011 and 2010. In addition, we note that your impairment analysis is based on the present value of estimated future cash flows of the segment plus the expected terminal value and that there are significant assumptions and estimates used in determining the future cash flows and terminal value. In particular, your disclosure indicates that the most significant assumptions are your cost of debt and cost of equity assumptions that comprise the weighted average cost of capital for each reporting unit. In this regard, it appears that such estimates require significant judgment and are subject to volatility or change. As such, please revise your discussion of critical accounting policies to include a corresponding sensitivity analysis for the estimates that require significant judgment and are subject to volatility or change.

RESPONSE:

The assumptions noted as part of our testing for the impairment of long-lived assets, including goodwill and intangibles, were not a part of the calculation of the impairment charges noted.  The noted impairment charges of $1.5 million, $369,000 and $2.2 million for the years ended December 31, 2012, 2011, and 2010, respectively, related to non-income producing properties.  These impairment charges were each derived from a valuation using either an appraisal or a sales contract. Therefore, we do not believe a sensitivity analysis of our weighted cost of capital would provide further insight to the recorded impairments.

To more clearly explain our critical accounting policies related to the testing of impairment of long-lived assets, including goodwill and intangible assets, we propose the below language as a template for our Critical Accounting Policies section of future annual reports filed on Form 10-K:

Critical Accounting Policies

            The Securities and Exchange Commission defines critical accounting policies as those that are, in management’s view, most important to the portrayal of the company’s financial condition and results of operations and the most demanding in their calls on judgment.  We believe our most critical accounting policies relate to:

•	impairment of long-lived assets, including goodwill and intangible assets;
•	tax valuation allowance and obligations; and
•	legal and environmental obligations.

Impairment of long-lived assets, including goodwill and intangible assets

We review long-lived assets, including goodwill and intangibles, for impairment as part of our annual budgeting process, at the beginning of the fourth quarter, and whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable.

Pursuant to FASB ASC 360-35, we review internal management reports on a monthly basis as well as monitoring current and potential future competition in film markets for indications of potential impairment.  We evaluate our long-lived assets using historical and projected data of cash flow as our primary indicator of potential impairment and we take into consideration the seasonality of our business.  If the sum of the estimated, undiscounted future cash flows are less than the carrying amount of the asset, then an impairment is recognized for the amount by which the carrying value of the asset exceeds its estimated fair value based on an appraisal or a discounted cash flow calculation.

For certain non-income producing properties, we obtain appraisals or other evidence to evaluate whether there are impairment indicators for these assets. Based on calculations of current value from appraisals and a sales contract, we recorded impairment losses of $1.5 million, $369,000 and $2.2 million related to certain non-income producing properties for the years ended December 31, 2012, 2011, and 2010, respectively.  For a further explanation of our 2012 impairment losses see below under the heading “Coachella impairment” and see Note 7 – Investment and Development Property to our 2012 Consolidated Financial Statements.

Pursuant to FASB ASC 350-35, goodwill and intangible assets are evaluated on a reporting unit basis.  The impairment evaluation is based on the present value of estimated future cash flows of the segment plus the expected terminal value.  There are significant assumptions and estimates used in determining the future cash flows and terminal value.  The most significant assumptions include our cost of debt and cost of equity assumptions that comprise the weighted average cost of capital for each reporting unit.  Accordingly, actual results could vary materially from such estimates. There was no impairment for the goodwill and intangible assets for the years ended December 31, 2012, 2011, and 2010.

Results of Operations, page 36

2.

We believe the discussion and analysis of your segment operating results could be enhanced by providing disclosure of the major components comprising segment operating expenses, including the relative significance of each component. In order to provide greater insight into the current composition and potential variability of your operating expenses, please also consider including a table quantifying these material components, and changes therein or provide us with support for your conclusion that such a discussion is not necessary for an understanding of your business.

RESPONSE:

Consistent with our industry’s discussion and analysis of segment operating results, we propose enhancing the level of detail of operating cost and expense and including a comparison table of operating revenue, cost, and expense as a percentage of revenue as shown below for our future annual reports filed on Form 10-K:

Cinema Exhibition Segment

The following tables and discussion that follows detail our operating results for our 2012 and 2011 cinema exhibition segment (dollars in thousands).  All percentages below are expressed as a percent of total revenue, except film rent and advertising cost which is expressed as a percentage of admissions revenue and concession cost which is expressed as a percentage of concessions revenue:

Operating Income by Country for the Year Ended December 31, 2012	United States	Australia	New Zealand	Total
Admissions revenue	$78,745	$68,819	$13,897	$161,461
Concessions revenue	32,219	24,564	4,266	61,049
Advertising and other revenue	5,433	5,806	954	12,193
Total revenue	116,397	99,189	19,117	234,703

Film rent and advertising cost	40,687	32,951	6,512	80,150
Concession cost	5,204	4,909	1,035	11,148
Occupancy expense	24,871	19,384	3,551	47,806
Other operating expense	31,146	22,874	4,916	58,936
Total operating cost and expense	101,908	80,118	16,014	198,040

Depreciation and amortization	6,482	3,589	1,083	11,154
General and administrative expense	1,937	661	--	2,598
Segment operating income	$6,070	$14,821	$2,020	$22,911

Operating Data as a Percentage of Revenue for Year Ended December 31, 2012	United States	Australia	New Zealand	Total
Admissions revenue	67.7%	69.4%	72.7%	68.8%
Concessions revenue	27.7%	24.8%	22.3%	26.0%
Advertising and other revenue	4.6%	5.8%	5.0%	5.2%
Total revenue	100.0%	100.0%	100.0%	100.0%

Film rent and advertising cost	51.7%	47.9%	46.9%	49.6%
Concession cost	16.2%	20.0%	24.3%	18.3%

Occupancy expense	21.4%	19.5%	18.6%	20.4%
Other operating expense	26.8%	23.1%	25.7%	25.1%
Total operating cost and expense	87.5%	80.8%	83.7%	84.3%
Depreciation and amortization	5.6%	3.6%	5.7%	4.8%
General and administrative expense	1.7%	0.7%	0.0%	1.1%
Segment operating income	5.2%	14.9%	10.6%	9.8%

Operating Income by Country for the Year Ended December 31, 2011	United States	Australia	New Zealand	Total
Admissions revenue	$73,062	$72,887	$12,622	$158,571
Concessions revenue	28,225	23,306	3,446	54,977
Advertising and other revenue	5,482	6,019	800	12,301
Total revenue	106,769	102,212	16,868	225,849

Film rent and advertising cost	37,360	34,325	5,858	77,543
Concession cost	4,460	4,963	852	10,275
Occupancy expense	24,225	19,240	3,156	46,621
Other operating expense	28,018	22,206	4,984	55,208
Total operating cost and expense	94,063	80,734	14,850	189,647

Depreciation and amortization	6,525	4,218	1,099	11,842
General and administrative expense	1,973	691	76	2,740
Segment operating income	$4,208	$16,569	$843	$21,620

Operating Data as a Percentage of Revenue for Year Ended December 31, 2011	United States	Australia	New Zealand	Total
Admissions revenue	68.4%	71.3%	74.8%	70.2%
Concessions revenue	26.4%	22.8%	20.4%	24.3%
Advertising and other revenue	5.2%	5.9%	4.8%	5.5%
Total revenue	100.0%	100.0%	100.0%	100.0%

Film rent and advertising cost	51.1%	47.1%	46.4%	48.9%
Concession cost	15.8%	21.3%	24.7%	18.7%

Occupancy expense	22.7%	18.8%	18.7%	20.6%
Other operating expense	26.2%	21.7%	29.5%	24.4%
Total operating cost and expense	88.2%	79.0%	88.0%	84.0%
Depreciation and amortization	6.1%	4.1%	6.5%	5.2%
General and administrative expense	1.8%	0.7%	0.5%	1.2%
Segment operating income	3.9%	16.2%	5.0%	9.6%

Cinema Results for 2012 Compared to 2011

•	Total revenue increased in 2012 by $8.9 million or 3.9% compared to 2011. The geographic activity of our revenue can be summarized as follows:
o

United States - Revenue in the United States increased by $9.6 million or 9.0%.  This increase in revenue was predominately attributable to a 722,000 person increase in box office admissions and a commensurate increase in admissions and concessions revenue primarily from our 2011 acquisition of the CalOaks cinema in Murrieta, California and from our newly opened AFC Mosaic cinema in the greater Washington D.C. metropolitan area; offset by, a 0.7% decrease in the average ticket price.

o

Australia - Revenue in Australia decreased by $3.0 million or 3.0%.  This decrease in revenue was primarily related to a 91,000 person decrease in box office admissions coupled with a 3.9% decrease in the average ticket price resulting from a more competitive ticket pricing model.  This decrease included the temporary closure of a cinema in Australia due to renovations during the second quarter.  As noted below, there was only a nominal change in the Australian dollar compared to the U.S. dollar for the comparable periods. (see below).

o

New Zealand - Revenue in New Zealand increased by $2.2 million or 13.3%.  This increase in revenue was predominately attributable to a year over year 236,000 person increase in admissions; offset by, a decrease in the average ticket price of 7.6% resulting from a more competitive ticket pricing model.  The increase in New Zealand admissions was primarily as a result of the reopening of an earthquake damaged New Zealand multiplex in early January 2012.  This increase in revenue was somewhat enhanced by an increase in the value of the New Zealand dollar compared to the U.S. dollar (see below).

•	Total operating cost and expense increased in 2012 by $8.4 million or 4.4% compared to 2011. Year over year operating expense increased only slightly in relation to revenue from 84.0% to 84.4%.
o

United States - Operating expense in the United States increased by $7.8 million or 8.3% primarily related to a $3.3 million increase in film rent and advertising and a $3.1 million increase in other operating expense both of which were primarily associated with the aforementioned newly acquired and opened cinemas.

o

Australia - Operating expense in Australia decreased by $616,000 or 0.8%.  This decrease was in line with the above-mentioned decrease in cinema revenue which directly affects film rental costs; offset by, the year over year nominal increase in the value of the Australian dollar compared to the U.S. dollar (see below).

o

New Zealand - Operating expense in New Zealand increased by $1.2 million or 7.8%.  This increase was in line with the above-mentioned increase in cinema revenue which directly affects film rental costs and with the above-mentioned year over year increase in the value of the New Zealand dollar compared to the U.S. dollar (see below).

•	Depreciation expense decreased in 2012 by $688,000 or 5.8% compared to 2011. This decrease was primarily related to several of our cinema assets reaching the end of their depreciable lives.
•

General and administrative expense decreased in 2012 by $142,000 or 5.2% compared to 2011.  This decrease was primarily related to a write off of certain cinema assets in New Zealand and higher bonus accrual costs in 2011 neither of which reoccurred in 2012.

•	Australian and New Zealand monthly average exchange rates for 2012 increased by 0.3% and 2.4%, respectively, from those in 2011, which had an overall positive impact on the income statement.
•

As a result, cinema exhibition segment operating income increased in 2012 by $1.3 million compared to 2011 primarily from the aforementioned increase in revenue from our U.S. and New Zealand cinema operations.

Real Estate Segment

As discussed above, our other business segment is the development and management of real estate.  These holdings include our rental live theaters, certain fee owned properties used in our cinema business, and unimproved real estate held for development.

The tables and discussion that follow detail our operating results for our 2012 and 2011 real estate segment (dollars in thousands).  All percentages below are expressed as a percent of total revenue except live theater cost which is expressed as a percentage of live theater rental and ancillary revenue, and property cost which is expressed as a percentage of property rental revenue:

Operating Income by Country for the Year Ended December 31, 2012	United States	Australia	New Zealand	Total
Live theater rental and ancillary revenue	$3,416	$--	$--	$3,416
Property rental revenue	1,690	14,536	7,614	23,840
Total revenue	5,106	14,536	7,614	27,256

Live theater cost	1,538	--	--	1,538
Property cost	456	2,940	1,459	4,855
Occupancy expense	857	3,137	776	4,770
Total operating cost and expense	2,851	6,077	2,235	11,163

Depreciation and amortization	305	2,823	1,313	4,441
General and administrative expense	99	536	83	718
Impairment expense	1,463	--	--	1,463
Segment operating income	$388	$5,100	$3,983	$9,471

Operating Data as a Percentage of Revenue for Year Ended December 31, 2012	United States	Australia	New Zealand	Total
Live theater rental and ancillary revenue	66.9%			12.5%
Property rental revenue	33.1%	100.0%	100.0%	87.5%
Total revenue	100.0%	100.0%	100.0%	100.0%

Live theater cost	45.0%			45.0%
Property cost	27.0%	20.2%	19.2%	20.4%

Occupancy expense	16.8%	21.6%	10.2%	17.5%
Total operating cost and expense	55.8%	41.8%	29.4%	41.0%

Depreciation and amortization	6.0%	19.4%	17.2%	16.3%
General and administrative expense	1.9%	3.7%	1.1%	2.6%
Impairment expense	28.7%	0.0%	0.0%	5.4%
Segment operating income	7.6%	35.1%	52.3%	34.7%

Operating Income by Country for the Year Ended December 31, 2011	United States	Australia	New Zealand	Total
Live theater rental and ancillary revenue	$3,507	$--	$--	$3,507
Property rental revenue	1,714	13,850	7,491	23,055
Total revenue	5,221	13,850	7,491	26,562

Live theater cost	1,567	--	--	1,567
Property cost	124	2,430	1,376	3,930
Occupancy expense	783	3,198	712	4,693
Total operating cost and expense	2,474	5,628	2,088	10,190

Depreciation and amortization	326	2,848	1,270	4,444
General and administrative expense	32	554	60	646
Impairment expense	--	369	--	369
Segment operating income	$2,389	$4,451	$4,073	$10,913

Operating Data as a Percentage of Revenue for Year Ended December 31, 2011	United States	Australia	New Zealand	Total
Live theater rental and ancillary revenue	67.2%	--	--	13.2%
Property rental revenue	32.8%	100.0%	100.0%	86.8%
Total revenue	100.0%	100.0%	100.0%	100.0%

Live theater cost	44.7%			44.7%
Property cost	7.2%	17.5%	18.4%	17.0%

Occupancy expense	15.0%	23.1%	9.5%	17.7%
Total operating cost and expense	47.4%	40.6%	27.9%	38.4%

Depreciation and amortization	6.2%	20.6%	16.9%	16.7%
General and administrative expense	0.6%	4.0%	0.8%	2.4%
Impairment expense	0.0%	2.7%	0.0%	1.4%
Segment operating income	45.8%	32.1%	54.4%	41.1%

Real Estate Segment Results for 2012 Compared to 2011

•

Real estate revenue increased by $694,000 or 2.6% compared to 2011.  The increase in revenue was primarily related to an increase in rental income from our Australian and New Zealand ETRCs coupled with fluctuations in currency exchange rates (see below); offset by, a decrease in rent from our live theater venues in the U.S.

•

Operating expense for the real estate segment increased by $1.0 million or 9.5% compared to 2011.  This increase in expense was primarily related to higher repair, maintenance, and insurance costs for our operating properties, from legal costs incurred in 2012 associated with protecting the property rights of our Burwood property and with our residual railroad properties, and the aforementioned fluctuations in currency exchange rates (see below).

•

We recorded a real estate impairment loss in 2012 of $1.5 million related to our Coachella property (see Note 7 – Investment and Development Property to our 2012 Consolidated Financial Statements) As noted above, this property is 50% owned by Mr. James J. Cotter who shares in any impairment loss to the extent of his ownership interest.  In 2011, we recorded a $369,000 impairment loss related to our Taringa real estate property.  We subsequently sold the Taringa property on February 21, 2012 for $1.9 million (AUS$1.8 million).

•	General and administrative costs increased by $72,000 or 11.1% compared to 2011 primarily due to an increase in our allowance for doubtful accounts for our U.S. properties in 2012.
•	Australian and New Zealand monthly average exchange rates for 2012 increased by 0.3% and 2.4%, respectively, from those in 2011, which had an overall positive impact on the income statement.
•	As a result of the above, real estate segment income decreased by $1.4 million or 13.2% compared to 2011.

In providing our responses above, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me should you have any questions or require additional information in connection with the above.

Sincerely,

/s/ Andrzej J. Matyczynski

Andrzej J. Matyczynski

Chief Financial Officer

Tel:  213-235-2238